April 6, 2018

Irene Paik

Assistant Director

U.S. Securities and Exchange Commission

Office of Healthcare & Insurance

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	AXA Equitable Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 14, 2018
File No. 333-221521

Dear Ms. Paik:

This letter sets forth the responses of AXA Equitable Holdings, Inc. (the “Registrant”) to the comment contained in your letter, dated February 23, 2018, relating to Amendment No. 1 to the Registration Statement on Form S-1, filed by the Registrant on February 14, 2018 (“Amendment No. 1”). The comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) is set forth in bold italicized text below, and the Registrant’s response is set forth in plain text immediately following such comment.

The Registrant is submitting, via EDGAR, Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”). Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 2, as well as three copies of a blacklined version of Amendment No. 2, marked to show changes from Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

In Amendment No. 2, the Registrant has also addressed Comments #12, #13 and #14 contained in your letter, dated December 12, 2017, relating to the Registration Statement on Form S-1, filed by the Registrant on November 13, 2017 (the “Prior Letter”), which were not previously addressed in Amendment No. 1. The Registrant has filed its material financing facilities as exhibits to Amendment No. 2 as requested in Comment #12 of the Prior Letter and has described the material terms of the Shareholder Agreement, Transitional Services Agreement, Registration Rights Agreement, Trademark License Agreement and Tax Sharing Agreement, as requested in Comment #14 of the Prior Letter. The Registrant has also filed as an exhibit the Tax Sharing Agreement, as requested in Comment #14 of the Prior Letter, and will file as exhibits in a subsequent amendment the Shareholder Agreement, Transitional Services Agreement, Registration Rights Agreement and Trademark License Agreement. Furthermore,

I. Paik	2	April 6, 2018

the Registrant has also disclosed in Amendment No. 2 the actual results achieved for each pre-defined performance objective and how the Registrant evaluated the results to reach the funding percentage for the 2017 STIC Pool and the final award amounts determined as part of the individual determinations and how the Registrant evaluated the results to reach the actual payout as requested in Comment #13 of the Prior Letter.

Amendment No. 1 to Registration Statement on Form S-1 filed February 14, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Measures, page 104

1.	Please refer to your response to our prior comment 10 and your change in the title of your measure from operating earnings to adjusted operating earnings. As you reconcile your non-GAAP measure to net income (loss) attributable to Holdings, as your use of the term adjusted infers that your GAAP financial statements include an after tax line item titled operating earnings, which is not the case, and as operating earnings is the term you use to describe the measure of profit or loss for your segments, please revise the title of this measure accordingly. Also, please disclose in your reconciliation the nature and amount of non-recurring tax items. Finally, revise your reconciliation to start it with the GAAP measure and reconcile to your non-GAAP measure.

The Registrant has replaced references to “Adjusted Operating Earnings” with “Non-GAAP Operating Earnings” throughout Amendment No. 2 in response to the Staff’s comment. In addition, in response to the Staff’s comment, the Registrant has replaced references to “Adjusted Operating ROE” with “Non-GAAP Operating ROE”.

The Registrant has revised its reconciliation to disclose the nature and amount non-recurring tax items. In addition, the Registrant has revised its reconciliation to start with the GAAP measure and reconcile to its non-GAAP measure.

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I. Paik	3	April 6, 2018

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375.

Best Regards,

/s/ Peter J. Loughran

Peter J. Loughran

cc:	Erin Jaskot

Ibolya Ignat

Jim Rosenberg

U.S. Securities and Exchange Commission

Dave S. Hattem

AXA Equitable Holdings, Inc.

Enclosures